Filed pursuant to rule 424(b)(3)
                                                     Registration No: 333-116077

         Prospectus Supplement to the Prospectus dated February 17, 2006

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                        25,000,000 Shares of common stock

THIS SUPPLEMENT IS PART OF THE PROSPECTUS AND MUST ACCOMPANY THE PROSPECTUS TO SATISFY PROSPECTUS DELIVERY REQUIREMENTS UNDER THE SECURITIES ACT OF 1933, AS AMENDED

      The sole purpose of this Prospectus Supplement dated February 17, 2006 is to supplement certain information set forth in the Prospectus dated June 2, 2004.

      The prospectus relates to the sale of up to 25,000,000 shares of our common stock by Cornell Capital Partners, L.P. ("Cornell Capital") that is currently a stockholder of Consortium Service Management Group, Inc.. All of the shares of common stock are being offered for sale by the selling stockholder at prices established on the OTC Bulletin Board during the term of this offering. These prices will fluctuate based on the demand for the shares of common stock. Our common stock is quoted on the OTC Bulletin Board under the symbol "CTUM." The last reported sale price of our common stock on the OTC Bulletin Board was $0.275 per share on February 16, 2006. The selling stockholders are:

      Cornell Capital Partners, L.P., which has already sold 13,865,775 shares of our common stock acquired pursuant to a Standby Equity Distribution Agreement with us and 1,516,638 shares of our common stock under a convertible debenture that we issued to Cornell Capital for fees in connection with the issuance of that debenture and up to an additional 9,132,056 shares of our common stock which may be acquired pursuant to the Standby Equity Distribution Agreement.

      Newbridge Securities Corporation, an unaffiliated registered broker-dealer that advised us in connection with the Standby Equity Distribution Agreement. Newbridge was paid a $10,000 placement agent fee, which payment was made in shares of our common stock.

      Cornell Capital is an "underwriter" within the meaning of the Securities Act of 1933 in connection with the sale of common stock pursuant to the Standby Equity Distribution Agreement. Cornell Capital will pay Consortium Service Management Group, Inc. 95% of the market price of our common stock. The 5% discount on the purchase of the common stock to be received by Cornell Capital will be an underwriting discount. In addition, Cornell Capital Partners, L.P. is entitled to retain 5% of the proceeds raised by us under the Standby Equity Distribution Agreement.


       These securities are speculative and involve a high degree of risk.

               Please refer to "Risk Factors" beginning on page 4.

      With the exception of Cornell Capital, which is an "underwriter" within the meaning of the Securities Act of 1933 in connection with the sale of our common stock under the Standby Equity Distribution Agreement, no underwriter or any other person has been engaged to facilitate the sale of shares of common stock in this offering. This offering shall terminate on the earlier of 60 days after Cornell Capital has advanced $10 million or June 2, 2006, 24 months after the date this registration statement was declared effective. None of the proceeds from the sale of stock by the selling stockholders will be placed in escrow, trust or any similar account.

      The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The date of this Prospectus Supplement is February 17, 2005.

                             Description of Business

CARBON DIOXIDE SEPARATOR

The following language is added to the Prospectus as the last paragraphs under this heading:

      We executed a landfill gas sales agreement with E.I. duPont de Nemours and Co. Inc. ("Dupont") and Shoreline Gas, Inc. on February 15, 2006. Under that agreement Dupont will purchase gas produced by the Chastang landfill for a period of ten years through our separator complex. Dupont will purchase up to 80% of its annual requirements for gas at its Mobile, Alabama plant, to a maximum of 500,000 MM BTU (one million BTUs) per year. The gas must meet certain specifications that require our removal of certain impurities from the landfill gas.

                                   Management

The following language is added to the Prospectus in place of Carl Pojezny and David R. Selby in both the chart of our directors and officers and description of the backgrounds of our directors and officers under this heading:

Bruce Jones                  64                    CFO, Director
Herman Hohauser              65                    Executive Vice President,
                                                   Secretary

      BRUCE JONES. Mr. Jones joined the Company as its CFO on February 1, 2005 and as a director in December 2005. Mr. Jones has been employed since 1994 as the owner of K. Bruce Jones & Associates, Inc. of Marietta, Georgia, an investment banking and consulting company for startup and early-stage companies. From 1987 until 1992 he was employed by Gateway Investment Advisers of Cincinnati, Ohio as Senior Vice President of Marketing and Sales with additional duties in product design

      HERMAN HOHAUSER. Mr. Hohauser joined the Company as Executive Vice President on February 1, 2005. Mr. Hohauser is a practicing lawyer and business consultant to small businesses. Mr. Hohauser served as corporate counsel to the company and consultant prior to becoming executive vice president in February 2005. He assists Mr. Robbins with day-to-day operations and expanding the company's business opportunities. From 1978 to 2005, he engaged in the practice of law specializing in intellectual property matters including patent prosecution, licensing, structuring of business arrangements, and technology transfer. He was employed by the U.S. Patent and Trademark Office from 1965 to 1978 as a patent examiner. He attained the level of Primary Examiner in the electrical arts having the authority to grant or deny patent applications. He served as chairman of the EEO Committee and recruited for the Office at universities. He received his BEE degree from the University of Florida in 1962 and his JD degree from Washington College of Law in 1971.

      Carl Pojezny and David Selby both resigned from our Board of Directors in December 2005 and James Workman resigned in August 2005. None of these individuals resigned as a result of any disagreement with us regarding our operations, policies or practices.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following language is added to the Prospectus as the last paragraphs under this heading.

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                              FINANCIAL STATEMENTS
                                      INDEX

The following language is added to the Prospectus as the last entries to the
Index:

Consolidated Balance Sheets September 30, 2005 (Unaudited) and December 31, 2004

Consolidated Statement of Operations (Unaudited) September 30, 2005

Consolidated Statement of Cash Flows (Unaudited) September 30, 2005

Consolidated Statement of Stockholders' Equity (Unaudited) January 1, 2005-September 30, 2005

Notes to the Financial Statements


The following information is added to the Prospectus following the Notes to Financial Statements:

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                  Unaudited
                                                 Sep 30, 2005     Dec 31, 2004
                                                 -------------    -------------

Current Assets
Cash                                             $          --    $      88,908
                                                 -------------    -------------
    Total Current Assets                                    --           88,908


Fixed Assets
Furniture and Equipment                                 61,409           61,409
Less Accumulated Depreciation                          (61,409)         (61,409)
                                                 -------------    -------------
    Total Fixed Assets                                      --               --


Other Assets
Investment - United Engineering Company                170,809          224,134
Investment - CO2 Equipment                           1,619,446        1,470,881
Less Accumulated Depreciation                         (175,533)         (96,735)
Deposits                                                 2,300               --
CO2 Equipment Patent                                     8,000            8,000
Tissue Bonding Paten                                   513,372          379,040
Less Accumulated Amortization                          (52,390)         (30,514)
                                                 -------------    -------------
    Total Other Assets                           $   2,086,004    $   1,954,806


    Total Assets                                 $   2,086,004    $   2,043,714
                                                 =============    =============


              The accompanying notes are an integral part of these
                          interim financial statements.

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED BALANCE SHEETS (CONTINUED)

                                   LIABILITIES

                                                    Unaudited
                                                   Sep 30, 2005    Dec 31, 2004
                                                   ------------    ------------

Current Liabilities
Bank Overdraft                                     $      6,713    $         --
Accounts Payable                                        610,812         317,683
Interest Payable                                      1,069,717         698,602
Payroll Taxes Payable                                    93,893          79,390
Notes Payable to Stockholders                         4,206,869       3,852,564
CO2 Equipment Payable                                   206,749         206,749
Fee Debenture Payable                                        --         126,000
                                                   ------------    ------------

    Total Current Liabilities                         6,194,753       5,280,988

Long Term Liabilities
Long Term Contract IAW                                  300,000         300,000
Fee Debenture Payable                                        --         149,000
                                                   ------------    ------------

    Total Long Term Liabilities                         300,000         449,000

    Total Liabilities                                 6,494,753       5,729,988

Minority Interest in Consolidated Subsidiary            206,000         206,000

    STOCKHOLDERS' EQUITY

Common stock $.001 par value, 40,000,000
 shares authorized; 26,389,406 shares
 issued, 17,807,707 shares outstanding,
 8,500,986 shares subscribed at September
 30, 2005; and 16,517,580 shares issued,
 13,268,591 shares outstanding, 3,168,276
 shares subscribed at December 31, 2004                  26,389          16,518
Additional Paid in Capital                            7,309,763       6,721,052
Less - Common Stock Subscriptions Receivable             (8,501)         (3,168)
Accumulated Other Comprehensive (Loss)                 (337,919)       (343,027)
Accumulated (Deficit)                               (11,572,196)    (10,251,364)
Treasury Stock                                          (32,285)        (32,285)
                                                   ------------    ------------

    Total Stockholders' Equity                       (4,614,749)     (3,892,274)

    Total Liabilities and Stockholders' Equity     $  2,086,004    $  2,043,714
                                                   ============    ============

              The accompanying notes are an integral part of these
                          interim financial statements.

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                                AND SUBSIDIARIES
                                    Unaudited

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                        Jul 1, 2005 -     Jul 1, 2004 -     Jan 1, 2005 -     Jan 1, 2004 -
                                                         Sep 30, 2005      Sep 30, 2004      Sep 30, 2005      Sep 30, 2004
                                                        --------------    --------------    --------------    --------------
Revenues                                                $           --    $           --    $          414    $           --

General and Administrative Expenses                            322,514           485,568         1,141,678         1,443,168
Funded R & D                                                        --
Cost of Funded R & D                                               210            84,799           121,195           165,473
Net R & D Cost                                                     210            84,799           121,195           165,473
                                                        --------------    --------------    --------------    --------------

                 Operating (Loss)                             (322,724)         (570,367)       (1,262,459)       (1,608,641)

Interest Income                                                     --               119                60               130
Interest in Income (Loss) of Unconsolidated Companies           (9,823)           21,580           (58,433)          (20,300)
                                                        --------------    --------------    --------------    --------------

                 (Loss) from Continuing Operations            (332,547)         (548,668)       (1,320,832)       (1,628,811)

Income Taxes                                                        --                --                --                --
                 Net (Loss)                             $     (332,547)   $     (548,668)   $   (1,320,832)   $   (1,628,811)
                                                        ==============    ==============    ==============    ==============

Net (Loss) Per Share Common Stock                                (0.02)            (0.04)            (0.08)            (0.14)
Weighted Average Common Shares Outstanding                  15,592,685        12,764,890        17,185,574        11,589,765

Basic and diluted earnings (loss) per share are the same. The corporation is reporting a net loss for the reporting periods and any potentially dilutive securities are antidilutive (reduce net loss) and therefore not presented.


              The accompanying notes are an integral part of these
                          interim financial statements.

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                                AND SUBSIDIARIES
                                    Unaudited

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                            Jan 1, 2005 -     Jan 1, 2004 -
                                                             Sep 30, 2005      Sep 30, 2004
                                                            --------------    --------------
Cash Flows from Operating Activities

Net (Loss)                                                  $   (1,320,832)   $   (1,628,811)
Equity Loss from Investee                                           58,433            20,300
Depreciation and Amortization                                      100,674            82,576
Pay Fee Debenture                                                  126,000           320,000
Services and Interest for Common Stock                               6,500           244,089
Increase (Decrease) Current Liabilities                             57,103          (130,423)
Increase Accrued Interest                                          371,114           317,899
                                                            --------------    --------------
      Net Cash provided by (used in) Operating Activities

Cash Flows from Investing Activities

Deposits                                                            (2,300)               --
Purchase Equipment and Patent                                     (282,896)         (102,386)
                                                            --------------    --------------
      Net Cash (used in) Investing Activities                     (285,196)         (102,386)

Cash Flows from Financing Activities

Bank Overdraft                                                       6,713                --
Increase Notes Payable                                             205,305           637,591
Increase Stock Issue                                               585,278           355,613
                                                            --------------    --------------
      Net Cash provided by Financing Activities                    797,296           993,204

Net Increase (Decrease) in Cash and Cash Equivalents               (88,908)          116,448
Cash and Cash Equivalents at Beginning of Period                    88,908            13,118
                                                            --------------    --------------
Cash and Cash Equivalents at End of Period                  $           --    $      129,566
                                                            ==============    ==============

     The accompanying notes are an integral part of these interim financial statements.

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                                AND SUBSIDIARIES
                                    Unaudited

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                      JANUARY 1, 2005 - SEPTEMBER 30, 2005

                                       No. Common                        Additional Paid       Stock
          Description                 Shares (Ea.)       Par Value         In Capital        Subscribed
----------------------------------------------------------------------------------------------------------
Balance January 1, 2005                  16,517,580    $        16,518   $     6,721,052   $        (3,168)
Common Stock Sold                         3,056,603              3,057           582,221                --
Common Stock Issued for Services             10,000                 10             6,490                --
Common Stock Issued for Interest                 --                 --                --                --
Common Stock Issued for Notes                    --                 --                --                --
Common Stock Escrowed/Subscribed          6,805,223              6,804                --            (5,333)
Net (Loss)                                       --                 --                --                --
Other Comprehensive Income (Loss)                --                 --                --                --
Foreign Exchange Gain (Loss)                     --                 --                --                --
----------------------------------------------------------------------------------------------------------
Balance Sep 30, 2005                     26,389,406    $        26,389   $     7,309,763   $        (8,501)
                                    ======================================================================

Treasury Shares                             (80,713)
Shares Subscribed                        (8,500,986)
                                    ---------------
Shares Outstanding                       17,807,707
                                    ===============

                                    Accumulated Other
                                      Comprehensive       Accumulated        Treasury
          Description                 Income (Loss)         Deficit            Stock              Total
------------------------------------------------------------------------------------------------------------
Balance January 1, 2005             $      (343,027)   $   (10,251,364)   $       (32,285)   $    (3,892,274)
Common Stock Sold
Common Stock Issued for Services                 --                 --                 --            585,278
Common Stock Issued for Interest                 --                 --
Common Stock Issued for Notes                    --                 --
Common Stock Escrowed/Subscribed                 --                 --
Net (Loss)                                       --         (1,320,832)                --              1,471
Other Comprehensive Income (Loss)                --                 --                 --                 --
Foreign Exchange Gain (Loss)                  5,108                 --                 --               5108
------------------------------------------------------------------------------------------------------------
Balance Sep 30, 2005                $      (337,919)   $   (11,572,196)   $       (32,285)   $    (4,614,749)
                                    ========================================================================

     The accompanying notes are an integral part of these interim financial statements.

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                                AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                      SEPTEMBER 30, 2005, DECEMBER 31, 2004

                                     NOTE 1
                              BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with standards established by the Public Company Accounting Oversight Board (United States). Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the nine month period ending September 30, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005. For further information, refer to the audited annual consolidated financial statements and footnotes thereto for the year ended December 31, 2004.

                                     NOTE 2
                                  GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of ($1,320,832) for the nine months ended September 30, 2005 and when combined with prior year net losses raises doubt as to the Company's ability to obtain debt and/or equity financing and achieve profitable operations. Additionally, during the third quarter 2005 the Internal Revenue Service filed a federal tax lien on the Company for $93,217.

The Company's management intends to raise additional operating funds through equity and/or debt offerings and the development and marketing of technologies. However, there can be no assurance management will be successful in its endeavors. The possible consequences of not obtaining additional funds either through equity offerings, debt offerings, or sale of technologies is that there will not be sufficient money to fund the capital projects required to earn long term planned revenues of the Company.

The Company's ability to continue as a going concern also involves the carbon dioxide separator equipment which is currently inactive due to litigation between the prior gas owner and the landfill operator. CSMG was not a party to this litigation but reached agreement with the prior landfill gas owner's bankruptcy trustee in February of 2005. The agreement was appealed by one of prior gas owner's insider creditors causing additional delays. The technical problems as stated in Note 1 under Significant Accounting Policies on the December 31, 2004 audited annual consolidated financial statements relates to the national pipeline gas specification standard of .2% oxygen and a total of 3.0% CO2, oxygen and nitrogen. Other gases such as nitrogen and oxygen in a landfill project is a function of managing the gas gathering system to reduce the inflow of air. Although the company has the technology to manufacture the additional nitrogen and oxygen removal systems to meet these specifications at a cost of $200,000 to $300,000, the Company is currently negotiating with three large industrial plants within seven (7) miles of the Chastang location that do not need national pipeline quality gas and only require 83% and above methane purity to fire boilers. This eliminates the immediate need for the additional oxygen and nitrogen removal equipment at the Chastang plant. It should be noted that there are a number of landfill gas to customer projects that deliver only 50% and above methane purity that never reach the level of purity that the Company's CO2 separator reaches without the additional nitrogen and oxygen removal systems. Additionally, the Company's CO2 separator has an efficiency rating of processing and delivering over 97% of methane that enters the CO2 separator system. This compares with 80% to 85% efficiency rating for other CO2 separation systems. The technology has been successfully installed on similar equipment in Eastern Europe and with management continually monitoring the CO2 project the equipment is being carried at its original cost less normal depreciation with projected cash flows still considered adequate to recover the net book value including upgrades if the equipment becomes operational. The resolution of the above mentioned issues is necessary for the Company to continue as a going concern.

                                     NOTE 3
                    INCOME (LOSS) FROM UNCONSOLIDATED COMPANY

The Company's 33% owned subsidiary United Engineering Company, a Ukraine company, reported the following sales, gross profits and net (loses):

                      Jul 1, 2005 -    Jul 1, 2004 -   Jan 1, 2005 -    Jan 1, 2004 -
                      Sep 30, 2005     Sep 30, 2004    Sep 30, 2005     Sep 30, 2004
Sales                 $     187,349    $     290,108   $     627,400    $     747,528
Gross Profit (Loss)          25,604          117,960          (9,478)         117,960
Net (Loss)                  (29,469)          64,740        (175,300)         (60,900)
CSMG's 1/3 (Loss)            (9,823)          21,580         (58,433)         (20,300)

                                   SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this prospectus supplement to its Form SB-2 and authorizes this prospectus supplement to be signed on its behalf by the undersigned, in the city of Corpus Christi, State of Texas, on February 17, 2006.

                                /s/ Donald S. Robbins
                                ----------------------------------------------
                                By:  Donald S. Robbins
                                Consortium Service Management Group, Inc.
                                (Registrant)

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Donald S. Robbins his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities (until revoked in writing), to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or is substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      In accordance with the requirements of the Securities Act of 1933, this prospectus supplement was signed by the following persons in the capacities and on the dates indicated.


                                /s/ Donald S. Robbins
                                ----------------------------------------------
                                Donald S. Robbins
                                President, Chief Executive Officer and Director February 17, 2006

                                /s/ Esmeralda G. Robbins
                                ----------------------------------------------
                                Esmeralda G. Robbins
                                Chairman of the Board of Directors
                                February 17, 2006

                                /s/ Gordon Allison
                                ----------------------------------------------
                                Gordon Allison
                                Director
                                February 17, 2006

                                /s/ Robert Jay Machen
                                ----------------------------------------------
                                Robert Jay Machen
                                Director
                                February 17, 2006

                                /s/ Conrad Derdeyn
                                ----------------------------------------------
                                Conrad Derdeyn
                                Director
                                February 17, 2006

                                /s/ Bruce K. Jones
                                ----------------------------------------------
                                Bruce K. Jones
                                Director, CFO
                                February 17, 2006